EXHIBIT 99.1

POET Technologies Responds to Recent Trading Activity

SAN JOSE, Calif., Feb. 20, 2018 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET”) (OTCQX:POETF) (TSX Venture:PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides and Photonic Integrated Circuits (PIC) for the data communication and telecom markets, today responded to recent share trading activity at the request of Investment Industry Regulatory Organization of Canada (“IIROC”) on behalf of the TSX Venture Exchange.

POET confirmed that there have been no undisclosed material changes to the Company's business or operations at this time.  “We are pleased to see an increased interest on the part of shareholders and other market participants in POET’s common stock, which we largely attribute to our recent announcement of the Optical Interposer Platform,” commented Thomas Mika, POET’s Chief Financial Officer.  “We believe the ability to integrate electronic and photonic devices into a single, low-cost, CMOS-compatible package represents a unique value proposition for photonics in general, and particularly in high speed data communications.  In several key application areas, our proprietary platform technology has the potential to surpass or displace both conventional discrete approaches to transceiver architectures, as well as those based on integrated silicon photonics devices.  Since announcing the Optical Interposer Platform in January, we have experienced an encouraging market response, resulting in multiple interactions with prospective partners and customers.”

About POET Technologies Inc.
POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to both hybrid and monolithic integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques enables substantial improvements in device cost, efficiency and performance.  Optical engines based on this integrated approach have applications ranging from data centers to consumer products to military applications. POET is headquartered in Toronto, with operations in Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact:
Shelton Group
Brett L. Perry
sheltonir@sheltongroup.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, timely completion of development projects, capabilities of key vendors and suppliers, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans of key vendors, suppliers or development partners, risks affecting the Company’s ability to execute projects, misjudgments about customer requirements, failure to meet product specifications, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law. Please refer to the Company’s filings with the Canadian and U.S. Securities Commissions for the full safe harbor language.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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